Exhibit 99.1

Safe-T Group Secures Up to $4 Million in Strategic, Non-Dilutive Funding to Boost Consumer Privacy Business

Strategic Investor was Granted the Opportunity to Participate in the Company’s Growth Through Additional Future Funding at Premium Valuations

HERZLIYA, Israel, August 10, 2022 – Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions for consumers and enterprises, today announced the closing of a non-dilutive strategic funding agreement of up to $4,000,000 to support the further growth of its consumer privacy solutions and its customer acquisition program.

Under the terms of the agreement, O.R.B. Spring Ltd. (“O.R.B.”) will provide the Company with an upfront cash commitment of $2,000,000 with an additional $2,000,000 available subject to achievement of certain milestones. The funding, made through a series of cash installments until July 2023, will be allocated specifically towards Safe-T’s customer acquisition program for one of its consumer privacy solutions. O.R.B. is controlled by Barak Avitbul, an accomplished technology industry entrepreneur and leader and the founder and former CEO of the Company’s enterprise privacy business subsidiary, NetNut Ltd.

“This strategic funding of up to $4 million enables us to invest into our consumer privacy customer acquisition program and grow our business. Considering current market conditions, this deal structure is much more efficient for the Company as it allows us to eliminate a material amount of transaction costs and fees without impacting our existing shareholders at current market valuations,” said Shachar Daniel, Chief Executive Officer of Safe-T Group. “Importantly, we consider it a great privilege to have a former executive of our group making an investment in the Company by aligning his financial interests with those of the Company. This is a sign of commitment and confidence in our offering and business model, as well as in our team.”

The Company will repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer privacy solution acquired with each funding installment. Each such funding installment shall be repaid within two years and if the repayments do not reach 100% of the installments, then the Company will cover the remaining amounts in cash or shares, at the Company’s sole discretion. Once the investment amount has been repaid in full, Safe-T and O.R.B shall share the attributed revenue of the consumer privacy solution in equal parts (50:50) until the lapse of five years after the date on which each installment was received by the Company.

In addition, the investor was granted an opportunity to make additional investments in the Company through a series of warrants enabling him to increase his future interest in Safe-T’s businesses, including the attractive consumer privacy market. The warrants will be exercisable at prices reflecting premiums ranging from approximately 130% to 300% of the current share price, for periods of up to 3 years from the vesting dates of the warrants. Upon potential exercise of all granted warrants, the Company may receive additional aggregate gross proceeds of between $2,000,000 and $4,000,000, based upon the amount of additional funding provided.

The Company shall have the right to require the exercise of all or any portion of the warrants if the closing price of the Company’s Ordinary Shares exceeds 150% of the respective exercise price of each series of warrants for three consecutive trading days.

The Company has obtained an irrevocable undertaking from both O.R.B and Mr. Avitbul which includes a Grant of Irrevocable Proxy in connection to all voting rights attached to the Ordinary Shares of the Company underlying certain warrants or any shares issued for repayment. The undertaking shall solely apply in connection with certain voting matters and in accordance with the recommendations put forward to shareholders by the Board of Directors. The irrevocable undertaking will expire in regard to any shares sold by O.R.B. or Mr. Avitbul on a stock exchange market or upon the completion of a change of control.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats, as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

Our cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the funding available to the Company under the O.R.B. agreement and the use of funding for investment in the Company’s customer acquisition program for its consumer privacy solution, advantages from the funding including expected savings on costs and fees, that the Company will repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer privacy solution acquired with each funding installment, the warrants to be issued to Mr. Avitbul, that the Company shall have the right to require the exercise of all or any portion of the warrants if the closing price of the Company’s Ordinary Shares exceeds 150% of the respective exercise price of each series of warrants for three consecutive trading days, and the irrevocable undertaking from O.R.B. and Mr. Avitbul. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations

Safe-T Group Ltd.

813-334-9745

investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com